                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002


                    Jilin Chemical Industrial Company Limited
                    -----------------------------------------
                 (Translation of registrant's name into English)

                         Jilin City, Jilin Province, PRC
                         -------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F         X         Form 40-F _______________
                  ----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ______________  No      X
                               -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-    Not Applicable
                                    --------------------

                                Page 1 of 7 Pages

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Jilin Chemical Industrial Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                     Page
                                                                     ----
Announcement regarding third quarterly report for
2002 dated October 30, 2002                                             3

                               Page 2 of 7 Pages

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The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                  ANNOUNCEMENT
                         THIRD QUARTERLY REPORT FOR 2002


IMPORTANT

This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. The report is published simultaneously in the People's Republic of China (the "PRC") and Hong Kong. All financial information set out in the Company's quarterly report has been prepared in accordance with PRC accounting standards. The Company's quarterly report is unaudited.

This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of the Listing Agreement.

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") collectively and individually accepts full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report and confirms that there are no material omissions from, or misrepresentations or misleading statements contained in, this quarterly report. The Company's quarterly financial statement is unaudited.

The Company's directors Messrs Xu Fengli and Lan Yunsheng and independent director Messrs Rupert Li and Lu Yanfeng did not attend the board meeting held on October 30, 2002 and appointed director Mr Yu Li and independent director Mr Wang Baifeng respectively to attend and vote on their behalf in respect of the resolutions considered at the meeting.

COMPANY PROFILE
1.     Listing information

    A shares:         Shengzhen Stock Exchange
    Abbreviation:     ST Jilin Chemical
    Stock Code:       000618
    H shares:         Hong Kong Stock Exchange
    Abbreviation:     Jilin Chemical
    Stock Code:       0368
    ADS shares:       New York Stock Exchange
    Stock Code:       JCC
    Ratio:            1ADS = 100H shares

2.     Company secretary: Zhang Liyan
    E-mail: zly@jcic.com.cn
    Contact Address:  No. 9 Longtan Street, Longtan District, Jilin City,
                      Jilin Province, PRC
    Tel: (86432)-390 3651
    Fax: (86432)-302 8126

3.     Financial information
   ------------------------------------------------------------------------
                                                         From January 1 to
                                                        September 30, 2002

                                                                     (RMB)
   ------------------------------------------------------------------------
    Net loss                                                 (659,013,679)
   ------------------------------------------------------------------------
    Net loss after non-operating loss (note)                 (218,903,214)
   ------------------------------------------------------------------------
    Net loss per share                                             (0.185)
   ------------------------------------------------------------------------

                                Page 3 of 7 Pages

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    -----------------------------------------------------------
     Return on net assets (%)                           (20.4)
    -----------------------------------------------------------


    --------------------------------------------------------------------------------------------------

                                                             As at                  As at
                                                             September 30, 2002     December 31, 2001
                                                                           (RMB)                 (RMB)
    --------------------------------------------------------------------------------------------------
     Shareholders' equity (excluding minority interests)          3,222,588,108         3,881,744,626
    --------------------------------------------------------------------------------------------------
     Net assets per share                                                 0.904                 1.090
    --------------------------------------------------------------------------------------------------
     Adjusted net assets per share                                        0.861                 1.044
    --------------------------------------------------------------------------------------------------

Note: Under PRC accounting standards, non-operating loss was Rmb440,110,465, including income of Rmb2,641,127 from the disposal of fixed assets, the loss of Rmb282,133,912 from the write-off of fixed assets, inventory loss of Rmb139,984,137, loss of Rmb10,184,572 from non-seasonal plant shutdowns, and other losses of Rmb10,448,971.

CHANGES IN SHARE CAPITAL STRUCTURE AND SUBSTANTIAL SHAREHOLDERS

Change of share capital structure
During the reporting period, there was no change in the share capital structure.

Information relating to shareholders
As at September 30, 2002, the Company had a total of 71,260 shareholders.

Substantial shareholders
As at September 30, 2002, the ten largest shareholders of the Company were as follows:

------------------------------------------------------------------------------------------------------------
                                                   Number of shares  Increase/(decrease)      Percentage of
Name of shareholders               Class              held (shares)             (shares)        holding (%)
------------------------------------------------------------------------------------------------------------
1.   PetroChina Company Limited    state-owned        2,396,300,000                   -             67.2914
     ("PetroChina")                legal person
                                   shares
------------------------------------------------------------------------------------------------------------
2.   HKSCC NOMINEES LIMITED        H shares             802,286,699           1,386,000             22.5293
------------------------------------------------------------------------------------------------------------
3.   HONG KONG & SHANGHAI          H shares             135,095,300              20,000              3.7937
     BANKING CORPORATION
     (NOMINEES) LIMITED
------------------------------------------------------------------------------------------------------------
4.   CAI JIANHUA                   A shares               4,465,482             (51,126)             0.1254
------------------------------------------------------------------------------------------------------------
5.   LIU YONGXIANG                 A shares               4,029,651                   -              0.1132
------------------------------------------------------------------------------------------------------------
6.   LIU WURONG                    A shares               2,296,109             892,781              0.0645
------------------------------------------------------------------------------------------------------------
7.   NORTHWEST SECURITIES          A shares               1,708,056           1,708,056              0.0480
     COMPANY LIMITED
------------------------------------------------------------------------------------------------------------
8.   ZHUO JING INVESTMENT          A shares               1,463,019           1,463,019              0.0411
     COMPANY LIMITED
------------------------------------------------------------------------------------------------------------
9.   DAI YUMIAO                    A shares               1,024,300           1,024,300              0.0288
------------------------------------------------------------------------------------------------------------
10.  WANG BINGYUN                  A shares               1,000,000           1,000,000              0.0281
------------------------------------------------------------------------------------------------------------

Note:
A. So far as the Company is aware, no relationship was found between the ten largest shareholders of the Company.
B. As at September 30, 2002, PetroChina is the holder of the Company's state-owned legal person shares, holding 2,396,300,000 shares of the Company and accounting for approximately 67.29% of the Company's total shares in issue. No shares of the Company held by PetroChina were pledged, freezed or entrusted.
C. As at September 30, 2002, there were no shareholders for whom HKSCC Nominees Limited act as agent, whose shareholding accounted for more than 10% or more of the total number of issued shares of the Company.

BUSINESS REVIEW AND PROSPECTS

1. Operations during the reporting period

                                Page 4 of 7 Pages

For the third quarter ended September 30, 2002, there were no significant changes in the operating environment of the domestic petrochemical industry. During the reporting period, the Company mobilized its employees for the "turning into profit" program which aimed at changing traditional concepts of work and strengthening team building to transform the Company's current operating condition. In June, the Company completely adjusted its management through launching the activity of "Six Examinations and Six Reorganizations". The Company took a series of practical measures since July, including optimizing production, strengthening management, accelerating upgrading programs, and deepening reform etc As a result of the favourable development of the program, the Company recorded a profit net of non-operating profit/loss and accounting provisions during the reporting period.

2. Progress of major investments
In the third quarter of 2002, the Company's upgrade programmes of styrene unit and catalytic cracking unit were completed, and synthetic ammonia unit proceeded on schedule.

3. Operating results and analysis of financial highlights
(1) Operating results
During the reporting period, the Company strengthened its production management, adjusted its product mix and production capacity in accordance with market demand, as a result of which the production volume of products increased. The Company also strengthened its cost control and reduced its production cost. The Company's income and operating profits from principal operations were approximately Rmb3,830.2571 million and Rmb270.5047 million, respectively, representing an increase of 30% and 1180.7% as compared with the same period of 2001. The Company's profit from principal operations accounted for about 87.6% and profit from other operations accounted for about 3.8% of total loss, respectively, representing an increase of 1180.7% and a decrease of 22.3%, respectively, as compared with the same period of 2001.

Under PRC accounting standards, the Group's net loss during the reporting period was Rmb310 million. Excluding non-operating loss and accounting provisions, the Company generated a profit of Rmb70 million, representing an increase of Rmb364million, as compared with the same period of 2001.

During the reporting period, the administrative and financial expenses accounted for about 131.5% of total loss, representing a decrease of 38.6% as compared with the same period of 2001, primarily due to the large amount of accounting provisions in 2001.

During the reporting period, net income from non-operation accounted for about 60.8% of the total loss, representing an increase of 37,638.0%, as compared with the same period of 2001, primarily due to the disposal of fixed assets.

There was no significant seasonal income or expenses during the third quarter.

During the reporting period, non-operating loss accounted for about 105.2% of total loss, primarily due to write-off of fixed assets and inventory loss.

(2) Financial positions
As at September 30, 2002, the net account receivables was Rmb481.7million, accounting for about 3.4% of the Group's total assets, representing a decrease of 34.5%, as compared with that as at January 1, 2002, primarily due to strengthened management of account receivables.

The net inventory was Rmb1,085.56 million, accounting for about 7.7% of the Group's total assets, representing a decrease of 8.0%, as compared with that as at 1st January 2002, primarily due to inventory loss.

During the reporting period, there was no significant fund borrowings and overdue liabilities.

(3) Subsequent events
The Company was not involved in any litigation, arbitration, or disputes during the reporting period.

(4) Other significant matters
During the reporting period, there is no significant connected transactions and contracts in the Company.

Warning
In accordance with PRC accounting standards, the Company expects continuous profit from the principal operating business during the fourth quarter. Considering the loss for the period between January to September this year, the Company expects to record a loss for the year of 2002. There is a possibility that the Company's A share will be delisted after continuous losses for three years. Facing the various adverse factors, the Company will focus on its

                                Page 5 of 7 Pages
internal management, strengthen its cost control, improve upgrade programmes, and increase the competitiveness of its products and endeavour to attain better results for shareholders in 2003.

FINANCIAL STATEMENTS

1.     Financial statement
    Consolidated balance sheet
    Complied by Jilin Chemical Industrial Company Limited
    RMB'000

     ------------------------------------------------------------------------------------------------------
                          As at          As at                               As at          As at
                          January 1,     September 30,                       January 1,     September 30,
                          2002           2002                                2002           2002
     ------------------------------------------------------------------------------------------------------
     Current assets       2,560,000      2,221,170      Current liabilities   4,621,880      5,740,700
     ------------------------------------------------------------------------------------------------------
     Long term              301,280        301,170      Long term             5,985,560      5,011,740
     investments                                        liabilities
     ------------------------------------------------------------------------------------------------------
     Net fixed assets     9,050,530      8,579,380      Minority interests       42,770         35,390
     ------------------------------------------------------------------------------------------------------
     Intangible and       1,435,850      1,419,630      Shareholders'         3,881,740      3,222,590
     other assets                                       equity
     ------------------------------------------------------------------------------------------------------
     Total assets        14,531,950     14,010,420      Total liabilities    14,531,950     14,010,420
                                                        and shareholders'
                                                        equity
     ------------------------------------------------------------------------------------------------------

Consolidated profit and loss account
Complied by Jilin Chemical Industrial Company Limited
RMB'000

     ------------------------------------------------------------------------------------------------------
                                                                        From July 1,        From January 1,
                                                                             2002 to                2002 to
                                                                  September 30, 2002     September 30, 2002
     ------------------------------------------------------------------------------------------------------
     Income from principal operations                                      3,830,260              8,100,310
     ------------------------------------------------------------------------------------------------------
     Profit from principal operations                                        270,500                529,240
     ------------------------------------------------------------------------------------------------------
     Other profit                                                             11,630                 23,030
     ------------------------------------------------------------------------------------------------------
     Administrative and financial expenses                                   406,210                903,170
     ------------------------------------------------------------------------------------------------------
     Investment income/(loss)                                                  2,950                 (1,970)
     ------------------------------------------------------------------------------------------------------
     Net income from non-operation                                          (187,690)              (309,010)
     ------------------------------------------------------------------------------------------------------
     Taxation                                                                      -                   (350)
     ------------------------------------------------------------------------------------------------------
     Net loss                                                               (306,480)              (659,010)
     ------------------------------------------------------------------------------------------------------

2. Notes to the financial statement
   (1) The accounting policies, basis of preparation and basis of consolidation are the same as those adopted in the last periodic report.
   (2) The accounting policies adopted in the report are the same as those adopted in the annual report.
   (3) The consolidated financial statements of the Company incorporated those of its subsidiaries according to the accounting policies.

3. The financial statement contained in this report is unaudited.

                                       Jilin Chemical Industrial Company Limited
                                              Board of Directors

Jilin, PRC
October 30, 2002

                                Page 6 of 7 Pages

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            JILIN CHEMICAL INDUSTRIAL COMPANY
                                            LIMITED


Date: November 26, 2002                     By:  /s/Shi Jianxun
                                                 -------------------------------
                                                 Name:  Shi Jianxun
                                                 Title: General Manager

                                Page 7 of 7 Pages